Suzanne D. Lecaroz 617.570.1306 slecaroz@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 12, 2005

VIA EDGAR AND VIA HAND DELIVERY

Elaine Wolff, Special Counsel

Michael McTiernan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	DiamondRock Hospitality Company
Amendment No. 2 to
Registration Statement on Form S-11 Filed May 4, 2005
Registration No. 333-123065

Dear Ms. Wolff and Mr. McTiernan:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) filed with the Commission on March 1, 2005, as amended pursuant to Amendment No. 2 to the Registration Statement filed with the Commission on May 4, 2005 (“Amendment No. 2”), as set forth in your letter, dated May 11, 2005 (“Comment Letter 3”), to Mr. William McCarten, Chairman of the Board and Chief Executive Officer of the Company. The Company is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments and to update certain disclosures. The responses in this letter are based on representations made by the Company to Goodwin Procter LLP for the purpose of preparing this letter. The Company will separately deliver copies of Amendment No. 3, marked to show changes responsive to Comment Letter 3, to members of the Staff specified in Comment Letter 3.

In addition, the Company is providing an additional response to comment No. 73 as set forth in the Staff’s letter, dated March 23, 2005, to Mr. McCarten (“Comment Letter 1”).

For reference purposes, the text of Comment Letter 3 has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 and page references in the responses refer to Amendment No. 3.

Securities and Exchange Commission

General

1.	We note that you are concurrently selling shares directly to Marriott. Please confirm that this sale is intended to be covered by the registration statement for this offering, that no offers were made to Marriott prior to filing the registration statement, that no written offers have been made to Marriott since the filing of the registration statement and that you have not and will not, prior to effectiveness of the registration statement, enter into a definitive agreement with respect to these shares.

Response: In response to the Staff’s comments, the Company confirms that the direct sale of shares to Marriott is intended to be covered by the Registration Statement for this offering. Furthermore, the Company confirms that (i) no offers were made to Marriott prior to filing the Registration Statement, (ii) no written offers have been made to Marriott since the filing of the Registration Statement and (iii) the Company has not, and will not, prior to the effectiveness of the Registration Statement, enter into a definitive agreement with respect to these shares.

Prospectus Summary, page 1

2.	Please include a separate discussion of conflicts of interest as a result of your relationship with one of your underwriters. In this regard, we note from the resale registration statement filed April 4 that you are registering all of the shares of common stock purchased or placed by Friedman, Billings, Ramsey & Co., Inc. in your July 2004 private placement, and all of the 3,000,000 shares of common stock purchased by Marriott. In your discussion please describe these arrangements and quantify proceeds to be received by them.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on pages 3 and 29 of Amendment No. 3 to provide the referenced disclosure.

3.	We note your statement that the number of shares that Marriot will own will represent 9.8% ownership in DiamondRock. Please revise to explain whether this includes the 3 million shares that are being resold in the concurrent resale registration statement.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on pages 1, 15, 46, 132 and 179 of Amendment No. 3 to indicate that the 3.0 million shares purchased by Marriott is included in the 9.8% ownership figure. In addition, the Company supplementally informs the Staff that although these 3.0 million shares will be included for registration in the resale registration statement, the Company is not aware of Marriott’s plans to sell or hold such shares upon effectiveness of the resale registration

Securities and Exchange Commission

statement. In addition, the Company notes that Marriott will be subject to the lock-up agreement described in “Lock-Up Agreements” on page 144, which prohibits it from selling any shares (including the subject 3.0 million shares) for 180 days after the effective date of the Registration Statement.

Our Acquisition Properties, page 8

4.	Please revise footnote 4 to the table to disclose what you mean by “near term.”

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on pages 7, 8, 85 and 96 of Amendment No. 3 to provide the referenced disclosure.

Our Distribution Policy, page 13

5.	Please disclose the percentage of your initial dividend that you expect will be a return of capital and the percentage that your estimated initial dividend will be of your estimated cash available for distribution.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 13 of Amendment No. 3 to provide the referenced disclosure.

Dividend Policy and Distributions, page 46

6.	Please disclose in the third paragraph the percentage of your initial dividend that you expect will be a return of capital and the percentage that your estimated initial dividend will be of your estimated cash available for distribution.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 47 of Amendment No. 3 to provide the referenced disclosure.

7.	Please revise the bullet points on page 47 to reflect that you are estimating cash available for distribution as of March 25, 2006.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 48 of Amendment No. 3 to provide the referenced disclosure.

8.	Please revise the table to reflect a build-up to “estimated cash available for distribution for the twelve months ending March 25, 2006.”

Securities and Exchange Commission

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 49 of Amendment No. 3 to provide the referenced disclosure.

9.	Please revise to include disclosure concerning your assumptions used in determining the amount of cash flows used in investing activities during the next twelve months. If this is based on historical expenditures, please disclose the amounts paid during the most recent years in order to support the amount estimated.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 49 of Amendment No. 3 to provide the referenced disclosure.

10.	We understand that, in addition to the $12.2 million required to be funded in your FF&E escrow, you estimate an additional $13.5 million to be used in capital renovation projects of which $6.5 million will come from your use of proceeds from this offering. If you intend on using debt financing to cover the additional $7.0 million in capital expenditures please revise to include such amounts in the table along with the cash inflows from the related financing. However, you should not include the cash flows from this financing if you do not have a signed commitment. Alternatively, if you plan to use existing cash to fund the remaining $7.0 million in capital expenditures, include a note to the table explaining this.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 49 of Amendment No. 3.

11.	Please revise to disclose, in a separate note to the table, your total planned capital expenditures during the next twelve months and sources of cash for such expenditures.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 49 of Amendment No. 3 to provide the referenced disclosure.

12.	If your ratio of intended initial distribution to cash available for distribution exceeds 100%, please identify and disclose the source of funds for such excess distribution.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 22 of Amendment No. 3 to provide the referenced disclosure as the cash available for distribution will exceed 100%.

Securities and Exchange Commission

Dilution, page 50

13.	It appears that the “increase in pro forma net tangible book value per share attributable to this offering” in the table is inconsistent with the figure provided in the preceding paragraph. Please revise or advise.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 51 of Amendment No. 3 to make the referenced disclosure consistent.

Selling Stockholders, page 137

14.	Please revise footnote 3 to reflect, if accurate, that such selling stockholders purchased the shares in its ordinary course of business and, at the time of the purchase of the shares, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Response: In response to the Staff’s comments, the Company respectfully informs the Staff that there will be no selling stockholders in the offering and, accordingly, the references to selling stockholders have been deleted in Amendment No. 3.

Registration Rights Agreement, page 138

15.	Please revise to reflect that the registration rights agreement was filed April 4, 2005.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page 142 of Amendment No. 3 to provide the referenced disclosure.

Underwriting, page 171

16.	Please disclose in this section or in the “Selling Stockholders” section the fees to be paid to the underwriters by the selling stockholders.

Response: In response to the Staff’s comments, as noted above, the Company respectfully informs the Staff that there will be no selling stockholders in the offering and the references to selling stockholders have been deleted in Amendment No. 3.

Securities and Exchange Commission

Financial Statements

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2004, pages F-12—F-15 Note O, page F-14

17.	We note that you recorded an adjustment to reflect a pro forma income tax benefit of $7.1 million on income before taxes of $5.1 million, resulting in an effective rate of 138%, assuming you had elected REIT status as of January 1, 2004. We also note that your effective tax rate during the quarters ended March 25, 2005 and March 26, 2004 was approximately 33.4% and (12%), respectively. Please expand your disclosure to explain the estimates and assumptions used in determining your effective rate and income tax benefit for the year ended December 31, 2004.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on pages F-14 and F-15 of Amendment No. 3.

18.	If your income tax benefit is primarily related to losses incurred at your taxable REIT subsidiary, as disclosed on page F-31, please advise us of the principle differences between income before taxes on a consolidated basis and your loss before income taxes at your taxable REIT subsidiary.

Response: In response to the Staff’s comments, please see attached as Exhibit A hereto, a reconciliation showing the differences between income before taxes on a consolidated basis and loss before income taxes at the Company’s taxable REIT subsidiary.

Capital Hotel Investments, LLC

Financial Statements and Notes

Independent Auditors’ Report, page F-117

19.	Please revise to include the auditor’s signature in typed form within the electronic S-11 filing. Refer to Regulation S-T.

Response: In response to the Staff’s comments, the Company has revised the Registration Statement on page F-101 of Amendment No. 3 to provide the auditor’s signature in typed form.

Exhibits

Tax Opinion

20.	We note your response to comment 25. Please have counsel revise its opinion that the operating partnership will be treated as a “partnership” for federal income tax

Securities and Exchange Commission

purposes, assuming limited partners are admitted in accordance with partnership agreement.

Response: In response to the Staff’s comments, the Company has revised its tax opinion. A blackline of the revised tax opinion is attached hereto as Exhibit B.

21.	Please supplementally advise us what tax certificate covenants must be relied upon in order to issue the opinion. We note that the opinion is already limited to the proposed ownership and operations.

Response: In response to the Staff’s comments, the Company supplementally informs the Staff that in the REIT certificate, the Company makes certain representations regarding its ownership and operations that enable us to conclude that the Company’s past and current ownership and operations enable it to qualify as a REIT. In describing the REIT certificate in the tax opinion, we use the term “covenants” to refer to the Company’s undertakings that it will comply with those representations for the balance of the current year and in future 4 years, and form the basis for our opinion that the Company will qualify as a REIT “for the taxable year ending December 31, 2005 and for subsequent taxable years.”

Directed Share Program

22.	Please supplementally confirm that funds are not accepted into the accounts prior to effectiveness of the registration statement.

Response: In response to the Staff’s comments, the Company supplementally confirms that funds are not accepted into the accounts prior to effectiveness of the registration statement.

Comment Letter No. 1

73.	When known, please revise to identify the members of the underwriting syndicate that will engage in electronic distributions. Supplementally, please confirm that those underwriters have cleared their online offering procedures with the staff. If not, please provide a more detailed description of their online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

Banc of America Securities LLC has advised the Company that it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting electronic versions of those documents on the “i-Deal” website. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act. The electronic version of the preliminary prospectus shall be identical to the copy filed with the Staff.

Electronic versions of the preliminary prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically. These customers may also request a hard copy of the preliminary prospectus or any amendment thereto, and may revoke their consent to receive such documents electronically at any time. Banc of America Securities LLC will not accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final prospectus to its customers. Banc of America Securities LLC has advised the Company that it has not cleared its online offering procedures with the Staff. The Company advises the Staff that it will supplementally provide under separate cover copies of the form of Banc of America Securities LLC global consent for the electronic delivery of preliminary offering materials and sample “i-Deal” screen shots.

** * *

If you should have any questions regarding Amendment No. 3 or the responses contained in this letter, please do not hesitate to call me at (617) 570-1306.

Sincerely,

/s/ Suzanne D. Lecaroz

Suzanne D. Lecaroz

Enclosures

cc:	William W. McCarten
John L. Williams
Mark W. Brugger
Michael D. Schecter
Sean M. Mahoney
Gilbert G. Menna
Richard Nadeau
Douglas Sweeney
David C. Wright
Cyane B. Crump

Exhibit A

DiamondRock Hospitality Company

Reconciliation of Pro Forma Bloodstone TRS, Inc. Pre-Tax Loss to Consolidated

Pro Forma Pre-Tax Income

Bloodstone TRS, Inc, Loss Before Income Taxes	$(14,200,000)

Add: Bloodstone TRS, Inc. Rental Expense Eliminated in Consolidation	68,766,000
Add: Operating Partnership and REIT Interest Income	1,334,000
Add: Frenchman’s Reef Net Income Recorded in Operating Partnership	7,840,000
Less: Operating Partnership and REIT Depreciation Expense	(16,389,000)
Less: Property Taxes Recorded in Operating Partnership	(9,331,000)
Less: Ground Rent Recorded in Operating Partnership	(8,152,000)
Less: Operating Partnership Interest Expense	(16,753,000)
Less: Corporate Expenses	(8,384,000)
Less: Other	(223,000)

Consolidated DiamondRock Hospitality Company Pre-Tax Income	$4,508,000

Exhibit B

DRAFT 05.11.05

As of                 , 2005

DiamondRock Hospitality Company

10400 Fernwood Road

Bethesda, MD 20817

Friedman, Billings, Ramsey & Co., Inc.

1001 N. Nineteenth Street

Arlington, VA 22209

Citigroup Global Markets Inc.

388 / 390 Greenwich Street

New York, NY 10013

Ladies and Gentlemen:

We have acted as counsel for DiamondRock Hospitality Company, a Maryland corporation (the “Company”), in connection with an offering (the “Offering”) of shares of common stock of the Company, par value $0.01 per share, as described in the registration statement on Form S-11 (Registration No. 333-123065) (as amended or supplemented, the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Offering. This opinion letter addresses the Company’s qualification as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and the accuracy of certain matters discussed in the Registration Statement under the heading “Federal Income Tax Considerations.”

In rendering the following opinions, we have reviewed and relied upon the Articles of Amendment and Restatement of Articles of Incorporation and Bylaws of the Company dated as of June 25, 2004, the Limited Partnership Agreement of DiamondRock Hospitality Limited Partnership (the “Partnership Agreement”), a Delaware limited partnership (the “Operating Partnership”), dated as of June 4, 2004 and as in effect as of the date hereof, and such other records, certificates, and documents as we have deemed necessary or appropriate for purposes of rendering the opinions set forth herein. For purposes of this opinion letter, we have assumed (i) the genuineness of all signatures on documents we have examined, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the conformity, to the extent relevant to our opinions, of final documents to all documents submitted to us as drafts, (v) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, and (vi) the accuracy and completeness of all records made available to us.

DiamondRock Hospitality Company

Friedman, Billings, Ramsey & Co., Inc.

Citigroup Global Markets Inc.

As of              2005

We also have reviewed and relied upon the representations, as to factual matters, and covenants of the Company and the Operating Partnership contained in a letter that the Company provided to us in connection with the preparation of this opinion letter (the “REIT Certificate”), and that we have discussed with the Company’s representative, regarding the organization and operations of the Company and the Operating Partnership and other matters affecting the Company’s ability to qualify as a REIT. For purposes of this opinion letter, we assume that each such representation and covenant has been, is and will be true, correct and complete, that the Company, the Operating Partnership and any subsidiaries have been, are and will be owned and operated in accordance with the REIT Certificate and that all representations that speak to the best of the belief and/or knowledge of any person(s) or party(ies), or are subject to similar qualification, have been, are and will continue to be true, correct and complete as if made without such qualification. To the extent such representations and covenants speak to the intended ownership or operations of the Company or the Operating Partnership, we assume that each of the Company and the Operating Partnership will in fact be owned and operated in accordance with such stated intent.

Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that:

(i) the Company has been and is organized in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior and proposed ownership and operations will allow the Company to satisfy the requirements for qualification and taxation as a REIT under the Code commencing with the Company’s taxable year ending December 31, 2005 and for subsequent taxable years; and

(ii) as long as the Operating Partnership has only one member for federal income tax purposes, it will be disregarded as an entity separate from the Company and if and when the Operating Partnership has two or more members for federal income tax purposes, the Operating Partnership will be treated as a partnership within the meaning of Code Sections 7701(a)(2) and 761(a) and will not be treated as a publicly traded partnership taxable as a corporation under the rules of Code Section 7704; and

(iii) the statements set forth under the heading “Certain Federal Income Tax Considerations” in the Registration Statement, insofar as such statements constitute matters of law, summaries of legal matters, legal documents, contracts or legal proceedings, or legal conclusions, are correct in all material respects and do not omit to state a matter of law necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

* * * * *

DiamondRock Hospitality Company

Friedman, Billings, Ramsey & Co., Inc.

Citigroup Global Markets Inc.

As of              2005

We express no opinion other than the opinions expressly set forth herein. Our opinions are not binding on the Internal Revenue Service, and the Internal Revenue Service or a court may disagree with our conclusions. Our opinions are based upon the Code, the Income Tax Regulations and Procedure and Administration Regulations promulgated thereunder and existing administrative and judicial interpretations thereof, all as in effect as of the date of this opinion letter. Changes in applicable law could cause the federal income tax treatment of the Company to differ materially and adversely from the treatment described above and render the tax discussion in the Registration Statement incorrect or incomplete.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. We also consent to the references to Goodwin Procter LLP under the caption “Federal Income Tax Considerations” in the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder by the SEC.

We are rendering this opinion letter to you in connection with the Offering and this opinion letter may not be relied upon by any other person or for any other purpose without our prior written consent.

Very truly yours,

Goodwin Procter LLP